

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 26, 2016

Karen L. Luey
Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, California 94608

> Re: **Jamba, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2015**
> **Filed March 14, 2016**
> **Form 8-K filed August 4, 2016**
> **File No.001-32552**

Dear Ms. Luey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on August 4, 2016

Non-GAAP Financial Measures

1.   We note your presentation of Condensed Consolidated Statement of Operations Reconciliation of GAAP to Non-GAAP. Per 102.10 of the Staff's Compliance & Discussion Interpretations on Non-GAAP Financial Measures when a registrant presents a Non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. By presenting a full Non-GAAP income statement you are giving greater prominence to the Non-GAAP measures. Per Item 10(e)(1)(ii)(C) of Regulation S-K, it is also prohibited to present Non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP. Accordingly, please revise your presentation.

2.   We note that you disclose Non-GAAP Adjusted Net Income, Non-GAAP Adjusted General & Administrative Expenses and Non-GAAP Adjusted Income from Operations.

Please provide a reconciliation to the most comparable GAAP measure for each Non-GAAP measure presented as required by Item 10(e)(1)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure